B2GOLD CORP.

US$100,000,000

EQUITY DISTRIBUTION AGREEMENT

August 11, 2016

Canaccord Genuity Corp.
609 Granville Street, Suite 2100
Vancouver, BC V7Y 1H2

Canaccord Genuity Inc.
350 Madison Ave
New York, NY 10017

HSBC Securities (Canada) Inc.
Suite 900, 70 York Street
Toronto, ON M5J 2S9

HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, NY 10018

Ladies and Gentlemen:

B2Gold Corp., a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), confirms its agreement (this “Agreement”) with Canaccord Genuity Corp. and Canaccord Genuity Inc. (collectively, “Canaccord”), and HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. (collectively, “HSBC”, and together with Canaccord, the “Agents”), as follows:

1.          Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, common shares (the “Shares”) of the Company having an aggregate offering price of up to US$100 million, provided that the market value of Shares distributed under any single Canadian Prospectus Supplement (as defined below) shall not exceed 10% of the aggregate market value of the outstanding Shares as of the date specified in Section 9.1 of NI 44-102 (as defined below), which shall be calculated in accordance with Section 9.2 of NI 44-102 (the “Offering”). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in this Section 1 on the number of Shares issued and sold under this Agreement and under any single Canadian Prospectus Supplement shall be the sole responsibility of the Company and the Agents shall have no obligation in connection with such compliance. The Shares will be sold on the terms set forth herein at such times and in such amounts as the Company and the Agents shall agree from time to time. The issuance and sale of the Shares through the Agents will be effected pursuant to the Canadian Prospectus (as defined below) and the Registration Statement (as defined below) filed by the Company and declared effective by the United States Securities and Exchange Commission (the “Commission”).

When determining the aggregate value of the Placement Shares (as defined below) sold, the Company will use the noon exchange rate posted by the Bank of Canada on the date the applicable Placement Shares were sold to determine the United States dollar equivalent of any Placement Shares sold in consideration for Canadian dollars.

2.          Placements.

(a)

Placement Notice. Each time that the Company wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the applicable Agent by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters within which it desires to sell the Shares, which shall at a minimum include the number of Shares (“Placement Shares”) to be issued, the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day (as defined in Section 3), whether the Company desires the Placement Shares to be sold on a particular stock exchange, and any minimum price below which sales may not be made, with a copy to the other Agent, a form of which shall be mutually agreed upon by the Company and the Agents. The Company will identify in the Placement Notice which Agent will effect the Placement. The Placement Notice shall originate from any of the individuals (each an “Authorized Representative”) from the Company set forth on Schedule 1 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the respective individuals from the applicable Agent set forth on Schedule 1 attached hereto (with a copy to each of the respective individuals from the other Agent set forth in Schedule 1 attached hereto), as such Schedule 1 may be amended from time to time. The Placement Notice shall be effective upon confirmation of receipt by the applicable Agent unless and until (i) the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 13. Notwithstanding the foregoing, the Company may not deliver a Placement Notice to an Agent if, during the same calendar week (Monday through Sunday) the Company has delivered a Placement Notice to the other Agent, unless the Company has terminated the prior Placement Notice in accordance with the notice requirements set forth in Section 4.

(i)

Placement Fee. The amount of compensation to be paid by the Company to the Agents with respect to each Placement (in addition to any expense reimbursement pursuant to Section 8(j)(ii)) shall be equal to 2.0% of gross proceeds from each Placement, which amount shall be paid in the same currency as the sale of the Placement Shares it pertains to and shall be divided equally between the Agents regardless of which Agent effects the Placement.

(ii)

No Obligation. It is expressly acknowledged and agreed that neither the Company nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the applicable Agent that is confirmed by the applicable Agent, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice control.

3.          Sale of Placement Shares by the Agents. Subject to the terms and conditions of this Agreement, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the applicable Agent will severally and not jointly use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Agents covenant and the Company acknowledges that the Agents will conduct the sale of Placement Shares in compliance with applicable law, rules and regulations including, without limitation, all applicable United States state and federal securities laws, including, the United States Securities Act of 1933, as amended (the “Securities Act”), the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), all applicable Canadian Securities Laws (as defined below), and, if applicable, the rules of the NYSE MKT LLC (the “NYSE MKT”) and the Toronto Stock Exchange (the “TSX”), and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The applicable Agent will severally and not jointly provide written confirmation to the Company (with a copy to the other Agent) no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSX, on any other “marketplace” (as such term is defined in National Instrument 21-101 Market Operations (“NI 21-101”)) in Canada (a “Canadian Marketplace”), on the NYSE MKT, on any other “marketplace” (as such term is defined in NI 21-101) in the United States (a “United States Marketplace”) and pursuant to any other sales method used by the Agents), the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on the TSX, a Canadian Marketplace, the NYSE MKT, a United States Marketplace and pursuant to any other sales method used by the Agents), the compensation payable by the Company to the Agents with respect to such sales, and the Net Proceeds (as defined below) payable to the Company. Subject to the terms and conditions of the Placement Notice, the Agents may sell Placement Shares by any method permitted by law deemed to be an “at the market distribution” under NI 44-102, including, without limitation, sales made directly on the NYSE MKT and the TSX, or on any Canadian Marketplace or United States Marketplace. The Agents severally and not jointly acknowledge and agree that the aggregate number of Placement Shares sold on the TSX and all other Canadian Marketplaces on any Trading Day shall not exceed 25% of the total trading volume of the Shares on the TSX and all other Canadian Marketplaces on that Trading Day, and covenant not to exceed that threshold. If expressly authorized by the Company in a Placement Notice, the Agents may sell Placement Shares in privately negotiated transactions in the United States, subject to any required pre-clearance of any such transactions by the NYSE MKT and the TSX. During the term of this Agreement, and notwithstanding anything to the contrary herein, the Agents severally and not jointly agree that in no event will they or any of their affiliates engage in any market making, bidding, stabilization or other trading activity with regard to the Shares if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Securities Act, Exchange Act or Canadian Securities Laws. Notwithstanding sections 7(rr) and 8(cc) of this Agreement, the Agents shall not purchase Placement Shares for their own account as principal unless expressly authorized to do so in a Placement Notice. Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Agents will incur no liability or obligation to the Company or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell on behalf of the Company and as agent such Placement Shares as provided under this Section 3. For the purposes hereof, “Trading Day” means any day on which either the NYSE MKT or the TSX are open for trading.

4.          Suspension of Sales.

(a)

The Company or the applicable Agent may, upon notice to the other party in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), with a copy to the other Agent, suspend any sale of Placement Shares for which it has received a Placement Notice; provided, however, that such suspension shall not affect or impair either party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Company and the Agents agree that no such notice shall be effective against the other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time.

(b)

Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agents (provided they have been given prior written notice of such by the Company, which notice the Agents agree to treat confidentially) agree that no sale of Placement Shares will take place.

5.          Settlement.

(a)

Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the third (3rd) trading day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the third (3rd) Trading Day (or, in either case, such earlier day as is agreed by the parties to be industry practice for regular- way trading) following the date on which such sales are made (each a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for (i) the commission or other compensation for such sales payable by the Company to the Agents pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Company to the Agents hereunder pursuant to Section 8(j) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b)

Delivery of Shares. On each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent’s accounts or its designee’s account (provided that the applicable Agent shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at The Depository Trust Company (“DTC”) through its Deposit Withdrawal at Custodian System for Placement Shares sold in the United States and at CDS Clearing and Depository Services Inc. though its CDSX system for Placement Shares sold in Canada or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the applicable Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the Company prior to the Settlement Date. The applicable Agent that effects the Placement shall send to the other Agent its proportionate share of the compensation to be paid to the Agents for such placement, in same day funds to an account designated by the other Agent, on the last Business Day of the month in which the Settlement Date occurred. If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 11 hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the Agents any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 11 herein, the Company shall not be obligated to pay the Agents any commission, discount or other compensation on any Placement Shares that it is not possible to settle due to: (i) a suspension or material limitation in trading in securities generally on the NYSE MKT or the TSX; or (ii) a material disruption in securities settlement or clearance services in the United States or Canada.

6.          Registration Statement and Prospectuses. The Company has prepared and filed with the securities regulatory authorities in each of the provinces of Canada other than Quebec an amended and restated preliminary short form base shelf prospectus (in both the English and French languages) dated December 23, 2015 (the “Amended and Restated Canadian Preliminary Base Prospectus”) and has prepared and filed with the Autorité des marches financiers a preliminary short form base shelf prospectus (in both the English and French languages) dated December 23, 2015 (the “Quebec Preliminary Base Prospectus” and, together with the Amended and Restated Canadian Preliminary Base Prospectus, the “Canadian Preliminary Base Prospectus”), and has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces of Canada (collectively, the “Canadian Qualifying Jurisdictions”) a final short form base shelf prospectus (in both the English and French languages) dated January 11, 2016, in respect of an aggregate of up to US$300,000,000 in certain securities of the Company, including Shares (collectively, the “Shelf Securities”) in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions and the exemptive relief decision (the “Exemption”) dated July 29, 2016 obtained by the Company pursuant to National Instrument 11-203 – Process for Exemptive Relief Applications in Multiple Jurisdictions providing relief from certain Canadian securities law requirements with respect to the Offering (collectively, “Canadian Securities Laws”). The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities, other than the Autorité des marches financiers, for the Amended and Restated Canadian Preliminary Base Prospectus, the Autorité des marches financiers has issued a receipt evidencing that a receipt has been issued on behalf of itself for the Quebec Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the final short form base shelf prospectus (in both the English and French languages) dated January 11, 2016 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”, and together with NI 44-101, the “Canadian Shelf Procedures”). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement (in both the English and French languages) to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws; and “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-208506) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus and together with any “issuer free writing prospectus” (“Issuer Free Writing Prospectus”) as defined in Rule 433 under the Securities Act (“Rule 433”) relating to the Placement Shares that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus. Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Agents shall offer the Placement Shares for sale to the public directly and through other investment dealers and brokers in the United States and Canada only as permitted by applicable law and upon the terms and conditions set forth in the Prospectuses, this Agreement and applicable Placement Notices. The Agents agree that they will not, directly or indirectly, distribute the Registration Statement or the Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the Canadian Qualifying Jurisdictions and such states of the United States in which the Shares are duly qualified or exempt under U.S. federal and applicable U.S. state securities laws, in such manner as to require registration of the Placement Shares or the filing of a prospectus or any similar document with respect to the Placement Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.

Each of the Company and the Agents hereby agree and acknowledge that all sales and solicitations of sales of Placement Shares by Canaccord and HSBC as agents of the Company shall be made only in the United States and the Canadian Qualifying Jurisdictions.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

7.          Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Agents that:

(a)

Registration Statement and Prospectuses. The Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has filed and furnished all material reports, schedules, forms, statements and other documents required to be filed or furnished by it with the Commission (the “Commission Documents”) within the last two years, and all Commission Documents required to be filed within the last 12 months have been filed on a timely basis. The Company meets the general eligibility requirements for the use of NI 44-101 and NI 44-102 and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Reviewing Authority has issued the Receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus.

Subsequent to the issuance of the Receipt for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed with the Canadian Qualifying Authorities, except for any document filed with the Canadian Qualifying Authorities subsequent to the date of such Receipt in the form heretofore delivered to the Agents or made available to the Agents on SEDAR. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Shares or any other securities of the Company has been issued or made by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and is presently outstanding and no proceedings for that purpose have been initiated or are pending or, to the best of the Company’s knowledge, are contemplated or threatened by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority having jurisdiction over the Company, and any request made to the Company on the part of any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority having jurisdiction over the Company for additional information has been complied with. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act. The Company has complied to the Commission’s satisfaction with all requests of the Commission for additional or supplemental information. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the Commission or any Canadian Qualifying Authority. Copies of all filings made by the Company under the Securities Act and all Commission Documents that were filed with, or furnished to, the Commission in connection with the Offering have either been delivered to the Agents or made available to the Agents on EDGAR. Copies of all filings made by the Company under the Canadian Securities Laws in connection with the Offering have either been delivered to the Agents or made available to the Agents on SEDAR. For the purposes of this Agreement, the “Applicable Time” means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Placement Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. There is no franchise, contract or other document of a character required to be described in the Registration Statement or the Prospectuses, or to be filed as an exhibit to the Registration Statement, which is not described or filed as required. The statistical, industry and market related data included in the Prospectuses is based on or derived from sources that the Company believed, as of the date of such information, to be reliable and accurate and such data agrees with the sources from which it is derived. The Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent and certificate of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested. The Company has not distributed and will not distribute any offering material in connection with the Offering other than the Prospectuses or the Registration Statement. At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Placement Shares and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act, in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 of the Securities Act (without taking account of any determination by the Commission pursuant to Rule 405 of the Securities Act that it is not necessary that the Company be considered an ineligible issuer), nor an “excluded issuer” as defined in Rule 164 under the Securities Act.

(b)

No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectus(es) issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the public offering price of such Placement Shares, the “Disclosure Package”) and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Agent consists of the information described as such in Section 11 hereof.

(c)

Financial Information. The consolidated financial statements of the Company and the related notes thereto included in each of the Registration Statement, the Prospectuses and the Disclosure Package present fairly in all material respects the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applied on a consistent basis throughout the respective periods covered thereby; the other financial information related to the Company and its subsidiaries included in each of the Registration Statement, the Prospectuses and the Disclosure Package has been derived from the accounting records of the Company and its subsidiaries and presents fairly the information shown thereby as at the date of such information and the financial information included in the Registration Statement, the Prospectuses and the Disclosure Package presented under IFRS has been derived from financial statements of the Company prepared in conformity with IFRS, applied on a consistent basis throughout the periods covered thereby. There are no “significant acquisitions” or “significant probable acquisitions” for which the Company is required, pursuant to Canadian Securities Laws, to include additional financial disclosure in the Registration Statement, the Prospectuses and the Disclosure Package.

(d)

No Material Adverse Change. Since the date of the most recent financial statements of the Company included in each of the Registration Statement, the Prospectuses and the Disclosure Package, except in each case as otherwise disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package (i) there has not been any material change in the share capital or material increase in the long-term debt of the Company or any of its Subsidiaries (defined below), or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of shares, (ii) no Material Adverse Effect (defined below) or development involving a prospective Material Adverse Effect has occurred; (iii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iv) neither the Company nor any of its subsidiaries taken as a whole has sustained any material loss or material interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labour disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority.

(e)

Organization and Good Standing. The Company and each of its material subsidiaries listed in Schedule 2 (the “Subsidiaries”) have been duly organized and are validly existing and in good standing (or similar status, to the extent applicable) under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing (or similar status, to the extent applicable) in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own, hold, lease or operate their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified, be in good standing (or similar status, to the extent applicable) or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect (defined below). There are no active, material subsidiaries of the Company other than the Subsidiaries listed in Schedule 2 to this Agreement. A “Material Adverse Effect” means an effect that is material and adverse to the business, properties, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under this Agreement, except any such effect resulting from or arising in connection with: (i) any changes in IFRS; (ii) any adoption, proposal, implementation or change in any applicable laws, statutes, ordinances, judgments, decrees, injunctions, writs, certificates, orders, by-laws, rules, regulations, protocols, codes, guidelines, policies, notices, directions or other requirements of any multinational, federal, provincial, state, municipal, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign or any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above, and includes the TSX and the NYSE MKT (“Governmental Entity”) or any interpretation, application or non-application thereof by any Governmental Entity; (iii) any change in Canadian, United States or global political conditions (including the outbreak of war or acts of terrorism) or in general economic, financial, currency exchange, business, regulatory, political or market conditions or in Canadian, United States or global financial, securities, credit, commodities or other capital markets; (iv) any change in the conditions affecting the mining industry generally in jurisdictions in which the Company and its subsidiaries carry on business; (v) any natural disaster; (vi) any matter which has been publicly disclosed by the Company as of the date of this Agreement; or (vii) any change in the market price or trading prices of, or any suspension of trading in, securities generally on any securities exchange on which any securities of the Company trade; provided, however, that with respect to clauses (ii), (iii), (iv) and (v), such matter does not have a materially disproportionate effect on the Company relative to other comparable companies and entities operating in the industry in which the Company operates.

(f)

Capitalization. As of the date of this Agreement, the Company has an authorized capitalization as set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package under the heading “Consolidated Capitalization”; all the outstanding share capital of the Company has been duly and validly authorized and issued and is fully paid and non-assessable and is not subject to any pre-emptive or similar rights; except as described in or expressly contemplated by each of the Registration Statement, the Prospectuses and the Disclosure Package, there are no outstanding warrants or options to acquire, or instruments convertible into or exchangeable for, any share capital or other equity interest in the Company or any of its Subsidiaries; the common shares of the Company conform in all material respects to the description thereof contained in each of the Registration Statement, the Prospectuses and the Disclosure Package; and all the outstanding share capital or other equity interests of each Subsidiary held by the Company have been duly and validly authorized and issued, are fully paid and non- assessable (except, in the case of any foreign subsidiary, for directors’ qualifying shares, and except as otherwise described in each of the Registration Statement, the Prospectuses and the Disclosure Package), and have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights; and the Company owns, directly or indirectly, its interest in each of the Subsidiaries, free and clear of any lien, charge, encumbrance, security interest or any other claim of any third party (collectively, “Liens”), except for Liens (i) in favour of Governmental Entities or that are required or imposed under applicable law; (ii) that do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries; (iii) that could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or; (iv) securing debt or payment obligations, including, obligations in connection with the Revolving Credit Facility Agreement, dated May 20, 2015, as amended, among B2Gold Corp., the guarantors party thereto, HSBC Bank USA, National Association, as agent, and the lenders and the hedge providers party thereto (the “Credit Facility”) and any equipment financing of the Company.

(g)

Stock Options. With respect to the stock options (the "Stock Options") granted pursuant to the stock-based compensation plans of the Company and its subsidiaries (the "Company Stock Plans"), (i) each Stock Option intended to qualify as an "incentive stock option" under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) so qualifies, (ii) each grant of a Stock Option was duly authorized no later than the date on which the grant of such Stock Option was by its terms to be effective (the "Grant Date") by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each such grant was made in accordance with the terms of the Company Stock Plans, the Exchange Act and all other applicable laws and regulatory rules or requirements, including the rules of the TSX and the NYSE MKT and any other exchange on which Company securities are traded, (iv) the per share exercise price of each Stock Option was equal to or greater than the fair market value of a Common Share on the applicable Grant Date and (v) each such grant was properly accounted for in accordance with IFRS in the financial statements (including the related notes) of the Company at the relevant time. The Company has not knowingly granted, and there is no and has been no policy or practice of the Company of granting, Stock Options prior to, or otherwise coordinate the grant of Stock Options with, the release or other public announcement of material information regarding the Company or its subsidiaries or their results of operations or prospects.

(h)

Due Authorization. The Company has full corporate right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and all action required to be taken for the due and proper authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated thereby or by each of the Registration Statement, the Prospectuses and the Disclosure Package has been duly and validly taken. This Agreement has been duly authorized, executed and delivered by the Company and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”); no registration, filing or recording of this Agreement under the laws of British Columbia or the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of this Agreement.

(i)

Enforceability of Agreements. All material agreements between the Company and third parties expressly referenced in each of the Registration Statement, the Prospectuses and the Disclosure Package are legal, valid and binding obligations of the Company enforceable against it in accordance with their respective terms subject to the Enforceability Exceptions.

(j)

The Placement Shares. Upon issuance and delivery of the Placement Shares in accordance with this Agreement, and upon receipt of payment thereof, the Placement Shares will be validly issued, fully paid and non-assessable, and the issuance of the Placement Shares will not be subject to any preemptive or similar rights.

(k)

No Violation or Default. Neither the Company nor any of its Subsidiaries is (i) in violation of its notice of articles, articles, charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, hypothec, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any property, right or asset of the Company or any of its Subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i), (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(l)

No Conflicts. The execution, delivery and performance by the Company of its obligations under this Agreement, the issuance and sale of the Placement Shares as contemplated under this Agreement and compliance by the Company with the terms hereof and the consummation of the transactions contemplated by this Agreement or the Registration Statement, the Prospectuses and the Disclosure Package will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any lien, charge or encumbrance upon any property, right or asset of the Company or any of its Subsidiaries pursuant to, any indenture, hypothec, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any property, right or asset of the Company or any of its Subsidiaries is subject, (ii) result in any violation of the provisions of the notice of articles, articles, charter or by-laws or similar organizational documents of the Company or any of its Subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i), (ii) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, have a Material Adverse Effect.

(m)

No Consents Required. No consent, approval, authorization, order, filing, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the issue and sale of the Placement Shares and the consummation by the Company of the transactions contemplated by this Agreement, except as have been obtained under the Securities Act, the Exchange Act and Canadian Securities Laws, and such as may be required under the blue sky laws of any jurisdiction or the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the NYSE MKT or the TSX in connection with the transactions contemplated by this Agreement. Except as set forth elsewhere in this Agreement, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence shall be obtained or effected on or prior to each Applicable Time.

(n)

Stamp Taxes. There are no stamp duties, fees, registration or documentary taxes, duties or other similar charges payable (either by direct assessment or withholding) under Canadian or U.S. federal law or the laws of any province or any political subdivision of Canada in connection with: (i) the execution and delivery of this Agreement; or (ii) the enforcement or admissibility in evidence of this Agreement; or (iii) the issuance, sale and delivery to the Agents of the Shares; or (iv) the sale of the Shares through the Agents to U. S. residents.

(o)

Transfer Taxes. There are no transfer taxes or similar fees or charges under Canadian or U. S. federal law or the laws of any province or any political subdivision of Canada required to be paid in connection with the execution, delivery and performance of this Agreement, the issuance, sale and delivery to the Agents of the Shares, or the sale of the Shares through the Agents to U.S. residents.

(p)

Legal Proceedings. Except as described in each of the Registration Statement, the Prospectuses and the Disclosure Package, there are no legal, governmental or regulatory investigations, actions, demands, claims (including cease and desist letters or invitations to take a patent license), suits, arbitrations, inquiries or proceedings (“Actions”) pending to which the Company or any of its Subsidiaries is or may be a party or to which any property, right or asset of the Company or any of its Subsidiaries is or may be the subject that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect; and, to the knowledge of the Company, no such Actions are threatened or contemplated by any governmental or regulatory authority or by others.

(q)

Independent Accountants. PricewaterhouseCoopers LLP, who have certified certain financial statements of the Company and its subsidiaries are independent with respect to the Company and its subsidiaries within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and Canadian Securities Laws. There has not been any “reportable event” (within the meaning of National Instrument 51-102— Continuous Disclosure Obligations of the Canadian Securities Administrators (“NI 51-102”)) between the Company and its current and previous auditors. There has never been any reportable disagreement (within the meaning of NI 51-102) with the Company’s current or previous auditors.

(r)

Mineral Information. The information set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package relating to the estimates by the Company of the mineral reserves and resources (collectively, the “Mineral Report”) at the Company’s material properties (i) has been reviewed and verified by qualified persons (as defined in National Instrument 43-101— Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”)) where required by NI 43-101 as disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package, (ii) has been prepared in accordance with NI 43-101, and (iii) fairly reflects, in all material respects, as at the effective date of such estimate, the estimated proven and probable mineral reserves and estimated measured, indicated and inferred mineral resources (as such terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended) of the Company and its Subsidiaries, as applicable, at the dates indicated therein. The method of estimating such mineral reserves and resources has been in accordance with applicable industry standards and practices, including the standards and guidelines established by the CIM, and in accordance with all applicable laws, including NI 43-101, and has been verified by qualified persons using accepted guidelines and practices, and the information upon which the estimates of reserves and resources was based at the time of delivery thereof, was complete and accurate in all material respects and there have been no changes to such information since the date of delivery or preparation thereof that could reasonably be expected to constitute a Material Adverse Effect, except as disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package. The Company has duly filed with the applicable Canadian securities commissions in compliance with applicable Canadian Securities Laws all technical reports required to be filed under NI 43-101 and all such reports comply in all material respects with the requirements thereof; prior to the issuance of such technical reports, the Company made available all information requested by the authors of such reports and such information did not contain any misrepresentation at its date that could reasonably be expected to constitute a Material Adverse Effect.

(s)

Real and Personal Property. Except as set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package, the Company and its Subsidiaries are the legal and beneficial owners of and have good, valid and marketable title to, or have valid rights to lease or otherwise use, all mineral titles, including all interests in mining claims, concessions, mining leases, leases of occupation, exploitation or extraction rights, participating interests or other property, interests or rights or similar rights, and all licenses, sub licenses, certificates, permits, claims and instruments, that are material to the respective businesses of the Company and its Subsidiaries, taken as a whole, as currently conducted (“Mining Claims”) in each case free and clear of all liens, encumbrances, charges, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries, (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (iii) secure the Credit Facility or any equipment financing of the Company, or (iv) have been publicly disclosed by the Company. There are no expropriations or similar proceedings or any challenges to title or ownership, actual or threatened, of which the Company or its subsidiaries has received notice against the Mining Claims or any part thereof and no such expropriations, proceedings or challenges are, to the knowledge of the Company, contemplated. Except as may be required by law, there are no restrictions on the ability of the Company or any of its Subsidiaries to use or otherwise exploit any of their respective personal or real property rights that are material to the respective business of the Company and its Subsidiaries, taken as a whole, as currently conducted, and the Company does not know of any claim or basis for a claim that may adversely affect such rights, except as would not, individually or in the aggregate, have a Material Adverse Effect. Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, neither the Company nor its subsidiaries have granted any other person any right to acquire the Mining Claims or any portion of the Mining Claims other than as described in each of the Registration Statement, the Prospectuses and the Disclosure Package.

(t)

Intellectual Property. Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (i) the Company and its subsidiaries own or have the right to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations and applications for registration, service mark registrations and applications for registration, domain names and other source indicators, copyrights and copyrightable works, know-how, trade secrets, software, systems, procedures, proprietary or confidential information and all other worldwide intellectual property, industrial property and proprietary rights (collectively, “Intellectual Property”) used and necessary in the conduct of their respective businesses, and all such registered Intellectual Property is valid, subsisting, unexpired and enforceable; (ii) to the knowledge of the Company, the Company and its subsidiaries’ conduct of their respective businesses does not infringe, misappropriate or otherwise violate any Intellectual Property of any person; (iii) the Company and its subsidiaries have not received any written notice of any claim relating to Intellectual Property; and (iv) to the knowledge of the Company, the Intellectual Property of the Company and its subsidiaries is not being infringed, misappropriated or otherwise violated by any person.

(u)

No Undisclosed Relationships. No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders or other affiliates of the Company or any of its subsidiaries, on the other, that would be required under Item 404 of Regulation S-K to be described in a registration statement on Form S-1 to be filed by the Company with the Commission or that would be required to be disclosed in a prospectus filed pursuant to Canadian Securities Laws and that is not so described in each of the Registration Statement, the Prospectuses and the Disclosure Package, it being understood that director or employee compensation and indemnification arrangements shall not be considered a relationship for the purposes of this paragraph.

(v)

Investment Company Act. The Company is not, and after giving effect to the offering and sale of the Placement Shares and the application of the proceeds thereof as described in each of the Registration Statement, the Prospectuses and the Disclosure Package, will not be, an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(w)

Taxes. The Company and its Subsidiaries have timely paid all material Canadian federal, provincial, municipal, local and non-Canadian taxes and other assessments of a similar nature required to be paid and due whether imposed directly or through withholding and whether or not such taxes are shown on a tax return (including any interest, additions to tax or penalties) and have timely filed all income and other material tax returns required to be filed in any jurisdiction through the date hereof, which tax returns are correct and complete in all material respects; and except as otherwise disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package, there is no tax deficiency that has been, or to the knowledge of the Company are expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets.

(x)

Licenses and Permits. Except as set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package, the Company and its Subsidiaries are the registered owners of and possess, in good standing without default, all licenses, sub- licenses, certificates, rights (including, without limitation, surface rights, access rights and water rights), permits, concessions, instruments and other authorizations or approvals issued by, and have made all declarations and filings with, the appropriate Canadian or U.S. federal, provincial, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of the Mining Claims or the conduct of their respective businesses as presently conducted in respect of the Company’s material mineral properties as described in each of the Registration Statement, the Prospectuses and the Disclosure Package (collectively, “Permits”), except where the failure to possess, maintain in good standing or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in each of the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor any of its Subsidiaries has received notice of any revocation, cancellation or modification of, or intention to revoke, cancel or modify, any such Permit or has any reason to believe that any such Permit will not be renewed in the ordinary course, except as would not have a Material Adverse Effect.

(y)

No Labour Disputes. Except as set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package or as publicly disclosed by the Company there is no ongoing labour disturbance by or dispute with employees of the Company or any of its Subsidiaries or, to the knowledge of the Company, is contemplated or threatened and the Company is not aware of any existing or imminent labour disturbance by, or dispute with, the employees of any of the Company’s or any of the Company’s Subsidiaries’ principal suppliers, contractors or customers, except as would not have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any current collective bargaining agreement to which it is a party.

(z)

Compliance with Mining Laws. (i) Except as set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package, the Company and its Subsidiaries (x) are, and to the knowledge of the Company at all prior times were, in compliance in all material respects with any and all applicable Canadian or U.S. federal, provincial, state, municipal, local and foreign laws, rules, regulations, ordinances, codes, decisions and orders relating to exploration, mining and related activities (collectively, “Mining Laws”), and (y) have not received notice of any actual or potential liability under or relating to any Mining Laws and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) except as disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package or except to the extent a provision has been made in the Company’s financial statements, there are no costs or liabilities associated with Mining Laws of or relating to the Company or its Subsidiaries, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required Permits, or cost or liability, as would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) except as described in each of the Registration Statement, the Prospectuses and the Disclosure Package, (x) there are no proceedings, including but not limited to orders, rights, directives, units or judgments, that are pending, or that are known to be contemplated, against the Company or any of its Subsidiaries under any Mining Laws in which a governmental entity is also a party, except as would not have, individually or in the aggregate, a Material Adverse Effect, and (y) the Company and its Subsidiaries are not aware of any non-compliance or potential non-compliance with Mining Laws, or liabilities or other obligations under Mining Laws, that could reasonably be expected to have a Material Adverse Effect.

(aa)

Compliance With Environmental Laws. Except as set forth in each of the Registration Statement, the Prospectuses and the Disclosure Package, (i) the Company and its Subsidiaries (x) are, and, to the knowledge of the Company, at all prior times were, in compliance in all material respects with all applicable Canadian or U.S. federal, provincial, state, local and foreign laws, rules, regulations, ordinances, codes, decisions and orders relating to the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), and (y) have not received notice of any actual or potential liability under or relating to any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) except as disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package or except to the extent a provision has been made in the Company’s financial statements, there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its Subsidiaries, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability, as would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) except as would not reasonably be expected to result in a Material Adverse Effect, (x) there are no proceedings that are pending, or that are known to be contemplated, against the Company or any of its Subsidiaries under any Environmental Laws in which a governmental entity is also a party, (y) the Company and its Subsidiaries are not aware of any issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, and (z) none of the Company and its Subsidiaries anticipates material capital expenditures relating to any Environmental Laws.

(bb)

Compliance with ERISA. (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for which the Company or any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Code) would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) no Plan is a defined benefit pension plan subject to the funding rules of Section 412 of the Code or Section 302 of ERISA; (iv) no “reportable event” (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur; (v) each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification and (vi) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the Pension Benefit Guarantee Corporation, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan”, within the meaning of Section 4001(a)(3) of ERISA), except in each case with respect to the events or conditions set forth in (i) through (vi) hereof, as would not, individually or in the aggregate, have a Material Adverse Effect.

(cc)

Canadian Accounting and Disclosure Controls. The Company is in material compliance with the requirements, including the filing and certification requirements, of, and has established and maintained disclosure controls and procedures and internal control over financial reporting as those terms are defined in, National Instrument 52- 109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators. Such disclosure controls and procedures have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (including, for greater certainty, IFRS following December 31, 2010). The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information required to be disclosed by the Company under applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified under such laws and that information required to be disclosed by the Company under such laws is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and such disclosure controls and procedures are effective. The Company is not aware of any material weaknesses in such internal control over financial reporting.

(dd)

United States Disclosure Controls. The Company has established and maintains disclosure controls and procedures as required by Rule l3a-15 or Rule 15d-15 under the Exchange Act, which (a) are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the preparation of the Registration Statement; (b) the Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of its most recently completed fiscal year end (such date, the “Evaluation Date”). The Company presented in its annual management’s discussion and analysis and Annual Report on Form 40-F for the fiscal year most recently ended the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and the disclosure controls and procedures are effective in all material respects to perform the functions for which they were established. Since the Evaluation Date, there have been no significant changes in the Company’s disclosure controls and procedures that are reasonably likely to affect the Company’s disclosure controls.

(ee)

United States Accounting Controls. The Company and its subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package, to the knowledge of the Company there are no material weaknesses or significant deficiencies in the Company’s internal controls.

(ff)

Mining Controls. The Company and its Subsidiaries apply a quality assurance program and quality control measures (collectively, the “QA/QC”) to provide reasonable assurance regarding the precision and accuracy of its assay data. The Company is not aware of any material weaknesses in the QA/QC and maintains security measures that are designed to provide reasonable assurance in the Company’s and its Subsidiaries’ sample preparation, sample dispatches, sample security, sample splitting and reduction, data verification, and testing, assaying and analytical procedures.

(gg)

Insurance. The Company and its Subsidiaries have insurance covering their respective material properties, operations, personnel and businesses, customary for a mining company of its size; and neither the Company nor any of its Subsidiaries has (i) received notice from any insurer or agent of such insurer that material capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(hh)

No Unlawful Payments. Neither the Company nor any of its subsidiaries (while subsidiaries of the Company) nor, to the knowledge of the Company, any of its subsidiaries (prior to being a subsidiary of the Company), any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, the Bribery Act 2010 of the United Kingdom, the Corruption of Foreign Public Officials Act (Canada) or any similar such law or regulation effective under Canadian law or any other law, rule or regulation of similar purpose and scope (collectively, “Anti-Corruption Laws”); or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment. The Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company, its subsidiaries and any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries with Anti-Corruption Laws.

(ii)

Compliance with Money Laundering Laws. The operations of the Company and its subsidiaries (while subsidiaries of the Company), and to the Company's knowledge, its subsidiaries (prior to being subsidiaries of the Company), those of its directors, officers, employees, agents, or those of its subsidiaries, are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened. The Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company, its subsidiaries and any director, office, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries with Money Laundering Laws.

(jj)

No Conflicts with Sanctions Laws. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury), the United Nations Security Council, the European Union, Her Majesty’s Treasury), or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not directly or indirectly use the proceeds of the offering of the Placement Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund any activities of or business with any person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or (ii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as initial purchaser, advisor, investor or otherwise) of Sanctions.

(kk)

Solvency. As of the date hereof, the Company, on a consolidated basis is Solvent. As used in this paragraph, the term “Solvent” means, with respect to a particular date and entity, that on such date (i) the present fair market value (and present fair saleable value) of the assets of the Company, on a consolidated basis, is not less than the total amount required to pay the probable liability of the Company, on a consolidated basis, of its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; (ii) the Company, on a consolidated basis, is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; (iii) assuming consummation of the issuance and sale of the Placement Shares as contemplated by this Agreement and the Prospectuses, the Company, on a consolidated basis, does not have, intend to incur or believe that it will incur debts or liabilities beyond its ability to pay as such debts and liabilities mature; (iv) the Company, on a consolidated basis, is not engaged in any business or transaction, and does not propose to engage in any business or transaction, for which its property would constitute unreasonably small capital; and (v) the Company, on a consolidated basis, is not a defendant in any civil action that could reasonably be expected to result in a judgment that the Company, on a consolidated basis, is or would become unable to satisfy.

(ll)

No Restrictions on Subsidiaries. No Subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock or similar ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company, except for any such restrictions prescribed under applicable law, contained in the Credit Facility or other credit or lending facility or as described in each of the Registration Statement, the Prospectuses and the Disclosure Package.

(mm)

No Broker’s Fees. Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against them or any Agent for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Placement Shares.

(nn)

No Stabilization. The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Shares.

(oo)

Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act or as defined under the Canadian Securities Laws, as applicable) included in any of the Registration Statement, the Prospectuses and the Disclosure Package has as at the date of such statement been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(pp)

Industry Statistical and Market Data. Nothing has come to the attention of the Company that has caused the Company to believe that the industry statistical and market-related data, if any, included in each of the Registration Statement, the Prospectuses and the Disclosure Package is not based on or derived from sources that are reliable and accurate in all material respects.

(qq)

Canadian Reporting Issuer. The Company is a “reporting issuer” (or equivalent) in all of the Canadian Qualifying Jurisdictions under Canadian Securities Laws, has filed pursuant to such laws all documents required to be filed by it and is either listed on the list of reporting issuers as not being in default or not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities, as the case may be.

(rr)

Purchases by the Agents. The Company acknowledges and agrees that the Agents have informed the Company that the Agents may, but are not required to, to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws and this Agreement, purchase and sell Shares for the Agents’ own accounts and for the accounts of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(ss)

No Registration Rights. Except as may be described in the Prospectuses, neither the Company nor its Subsidiaries is party to any agreement that provides any person with the right to require the Company or its Subsidiaries to register any securities for sale under the Securities Act or Canadian Securities Laws by reason of the filing of the Registration Statement with the Commission or the issuance and sale of the Placement Shares.

(tt)

Prospectus Disclosure. The statements set forth in the Prospectuses under the captions “Description of Share Capital” and “Description of Securities Being Distributed” insofar as they purport to constitute a summary of the terms of the Shares, and under the caption “Plan of Distribution,” insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate and complete.

(uu)

No Misstatement or Omission in an Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus, as of the Applicable Time did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to any statement contained in any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by and through the Agents for use therein.

(vv)

Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the Securities Act on the date of first use, and the Company has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Placement Shares, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein that has not been superseded or modified. The Company has not made any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The Company has retained in accordance with the Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act.

(ww)

Compliance With Exchange Requirements. The Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Shares pursuant to the Exchange Act nor has the Company received any notification that the Commission is currently contemplating terminating such registration. The Shares are currently listed on (i) the NYSE MKT under the trading symbol “BTG” and (ii) the TSX under the trading symbol “BTO”. The Company has not, in the twelve (12) months preceding the date hereof, received any notice from any Person to the effect that the Company is not in compliance with the rules and regulations of the NYSE MKT or the TSX. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the rules and regulations of the NYSE MKT and the TSX.

(xx)

DTC Eligibility. The Company, through its transfer agent, currently participates in the DTC Fast Automated Securities Transfer (FAST) Program and the Placement Shares can be transferred electronically to third parties via the DTC Fast Automated Securities Transfer (FAST) Program.

(yy)

Transfer Agent and Registrar. Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia is the duly appointed registrar and transfer agent of the Company with respect to the outstanding Shares.

(zz)	Shell Company Status. The Company is not currently, and within the past three years has not been, an issuer identified in Rule 144(i)(1) under the Securities Act.

8.          Covenants of the Company. The Company covenants and agrees with the Agents that:

(a)

Prospectus and Registration Statement Amendments. After the date of this Agreement and during the period in which a prospectus relating to the Placement Shares is required to be delivered by the Agents under Canadian Securities Laws or the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act), (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company, in consultation with its legal advisors, will, upon the Agents’ request, consider preparing and filing with the Canadian Qualifying Authorities and the Commission any amendments or supplements to the Registration Statement or the Prospectuses that, in the Agents’ reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by the Agents (provided, however that the failure of the Agents to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Agents’ right to rely on the representations and warranties made by the Company in this Agreement); (iv) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (v) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses; and the Company will cause (i) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)

Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the form of the Registration Statement or the Prospectuses or for additional information; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of the Prospectuses in respect of the Shares or suspending any such qualification, to promptly use its commercially reasonable efforts to obtain the withdrawal of such order; and in the event of any such issuance of a notice of objection, promptly to take such commercially reasonable steps as may be necessary to permit offers and sales of the Placement Shares by the Agents, which may include, without limitation, amending the Registration Statement or filing a new registration statement, at the Company’s expense (references herein to the Registration Statement shall include any such amendment or new registration statement).

(c)

Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or the Canadian Securities Laws, the Company will comply with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 14(a), 14(c), 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will immediately notify the Agents to suspend the offering of Placement Shares during such period and the Company will use commercially reasonable efforts to promptly amend or supplement the Registration Statement or the Prospectuses (in both the English and French languages, as applicable) (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d)

NYSE MKT and TSX Filings. In connection with the offering and sale of the Placement Shares, the Company (i) will file with the NYSE MKT all documents and notices, and make all certifications, as may be required by the NYSE MKT and (ii) will file with the TSX all documents and notices, and make all certifications, as may be required by the TSX.

(e)

Listing of Placement Shares. The Company will use commercially reasonable efforts to cause the Placement Shares to be listed on the NYSE MKT and the TSX and to qualify the Placement Shares for sale under the securities laws of such jurisdictions in the Canadian Qualifying Jurisdictions and the United States as the Agents designate and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(f)

Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein), in both the English and French languages, as applicable, and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(g)

Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement, the Securities Act and Canadian Securities Laws.

(h)

Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12 month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(i)

Material Non-public Information. The Company covenants that it will not issue a Placement Notice to either Agent in accordance with Section 2 hereof if the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, their results of operations or prospects or the Company’s securities.

(j)	Expenses.

(i)

The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 13, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each of the Prospectuses and of each amendment and supplement thereto and each Issuer Free Writing Prospectus, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 8(e) of this Agreement, including filing fees in connection therewith, (v) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement, (vi) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX and NYSE MKT, and (vii) the filing fees and expenses related to the Commission, the Canadian Qualifying Authorities and the Financial Industry Regulatory Authority (including fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in U.S. dollars.

(ii)

In addition to any fees that may be payable to the Agents hereunder and regardless of whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, the Company shall reimburse the Agents for all of their reasonable expenses arising out of this Agreement (including travel and related expenses, the costs of document preparation, production and distribution, third party research and database services and the reasonable fees and disbursements of Canadian and U.S. counsel to the Agents) within ten (10) days of the presentation by the Agents to the Company of a reasonably detailed statement therefor. In no event shall the Agents be entitled to reimbursement of expenses hereunder to the extent it would cause the Agents to receive total compensation in excess of eight percent (8.00%) of the total proceeds for the sale of Placement Shares hereunder.

(k)	Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses.

(l)

Other Sales. Without prior written notice to the Agents (which consent shall not be unreasonably withheld), the Company will not (A) directly or indirectly, offer to sell, sell, announce the intention to sell, contract to sell, pledge, lend, grant or sell any option, right or warrant to sell or any contract to purchase, purchase any contract or option to sell or otherwise transfer or dispose of any Shares (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Shares, warrants or any rights to purchase or acquire, Shares or file any registration statement under the Act with respect to any of the foregoing (other than a registration statement on Form S 8), or (B) enter into any swap or other agreement or any transaction that transfers in whole or in part, directly or indirectly, any of the economic consequence of ownership of the Shares, or any securities convertible into or exchangeable or exercisable for or repayable with Shares, whether any such swap or transaction described in clause (A) or (B) above is to be settled by delivery of Shares or such other securities, in cash or otherwise, during the period beginning on the fifth (5th) Business Day immediately prior to the date on which any Placement Notice is delivered by the Company hereunder and ending on the fifth (5th) Business Day immediately following the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice; and, except for offers to sell and sells conducted pursuant to those agreements set forth on Schedule 8(k), without prior written notice to the Agents (which consent shall not be unreasonably withheld), the Company will not directly or indirectly in any other “at the market” or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Shares (other than the Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Shares, warrants or any rights to purchase or acquire, Shares prior to the later of the termination of this Agreement and the thirtieth (30th) day immediately following the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice; provided, however, that such notice requirement will not be applicable to the Company’s issuance or sale of (i) Shares, restricted share units, options to purchase Shares or Shares issuable upon the exercise of options, or settlement of restricted share units, pursuant to any employee or director (x) stock option or benefits plan, (y) share ownership plan or (z) dividend reinvestment plan (but not shares subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Company whether now in effect or hereafter implemented, (ii) Shares issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding on the date hereof, and disclosed in filings by the Company available on SEDAR and EDGAR or disclosed in writing to the Agents and (iii) Shares or securities convertible into or exchangeable for Shares as consideration for mergers, acquisitions, other business combinations or strategic alliances occurring after the date of this Agreement which are not issued for capital raising purposes.

(m)

Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver a Placement Notice to the Agents or sell Placement Shares, advise the Agents immediately after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(n)

Due Diligence Cooperation. The Company will cooperate with any due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company’s principal offices and (ii) during the Company’s ordinary business hours.

(o)

Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any termination of a suspension of sales hereunder), and at each Applicable Time, each Settlement Date and each Amendment Date. The Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(p)

Required Filings Relating to Placement of Placement Shares. In each quarterly report, annual information form or annual financial statements / annual report on Form 40-F or 20-F filed by the Company in respect of any quarter in which sales of Placement Shares were made by the Agents under this Agreement, the Company shall set forth with regard to such quarter the number of Placement Shares sold through the Agents under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agents with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, within seven (7) calendar days after the end of each month during the term of this Agreement, the Company will, in addition to filing a Form 1 with the TSX, provide the TSX with all other information it requires with respect to the Offering.

(q)

Representation Dates; Certificate. During the term of this Agreement each time the Company (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual report on Form 40-F or 20-F; or (iii) files or amends interim financial statements on Form 6-K (each date of filing of one or more of the documents referred to in clauses (i) through (iii) shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section 8(q) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or 20-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 8(q), then before the Company delivers the Placement Notice or the Agents sell any Placement Shares, the Company shall provide the Agents with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(r)

Legal Opinions. Upon execution of this Agreement and within three (3) Trading Days of (i) each Amendment Date; and (ii) each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable, the Company will furnish or cause to be furnished to the Agents and to counsel to the Agents, (A) the written opinion and, in the case of Dorsey & Whitney LLP, a negative assurance letter, to the extent applicable, of (i) Dorsey & Whitney LLP, US counsel for the Company, and (ii) Lawson Lundell LLP, Canadian counsel for the Company, or other counsel reasonably satisfactory to the Agents in form and substance satisfactory to their counsel, acting reasonably, substantially in the form agreed to by the Parties on the date hereof and modified as necessary to relate to the Registration Statement and the Prospectuses as then amended or supplemented; (B) a legal opinion of counsel to the Company to the effect that the French language version of the Canadian Prospectus, together with each document incorporated for reference therein (other than financial statements and other financial data contained therein or omitted therefrom), is a complete and proper translation of the English version thereof; and (C) an opinion of the Company’s auditors to the effect that the financial statements and other financial data contained or incorporated by reference in the French language version of the Canadian Prospectus, is a complete and proper translation of the English version thereof, each dated the date the opinion is required to be delivered, in a form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance).

(s)

Comfort Letters. Upon execution of this Agreement and within three (3) Trading Days of (i) each Amendment Date; and (ii) each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable, the Company shall cause its independent accountants reasonably satisfactory to the Agents, to furnish the Agents letters (the “Comfort Letters”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, (i) confirming that they are registered independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters included in or incorporated by reference in the Registration Statement and Prospectuses as ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(t)

Title Opinions. Upon execution of this Agreement and within three (3) Trading Days of (i) each Amendment Date, (ii) each time the Company files or amends an annual information form, annual financial statements, or an annual report on Form 40-F or 20-F, (iii) any material change to the ownership or title of the Company to the Masbate Mine, the Otjikoto Mine, the La Libertad Mine and the Fekola Project or (iv) the determination by the Company that any other property is material to the Company, the Company shall cause to be furnished to the Agents a title opinion in respect of the Masbate Mine, the Otjikoto Mine, the La Libertad Mine and the Fekola Project (or such other material property), provided, however, that the Company shall not be required to deliver such opinion in respect of any project that is no longer considered material to the Company or if during such period the Company is not obligated to deliver a certificate in the form attached hereto as Exhibit A as a result of a waiver from such requirement.

(u)

Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(v)

Insurance. The Company and its Subsidiaries shall maintain, or cause to be maintained, insurance in such amounts and covering such risks as is reasonable and customary for companies engaged in similar businesses in similar industries.

(w)

Compliance with Laws. The Company and its Subsidiaries shall comply with all federal, state and local or foreign law, rule, regulation, ordinance, order or decree, except where failure to so comply could not reasonably be expected to have a Material Adverse Effect. Furthermore, the Company and its Subsidiaries shall maintain, or cause to be maintained, all material environmental permits, licenses and other authorizations required by foreign, federal, state and local law in order to conduct their businesses as described in the Prospectus, and the Company and its Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in compliance with such permits, licenses and authorizations and with applicable environmental laws, except where the failure to maintain or be in compliance with such laws, permits, licenses and other authorizations could not reasonably be expected to have a Material Adverse Effect.

(x)

Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor the Subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(y)

Securities Act and Exchange Act. The Company will use commercially reasonable efforts to comply with all requirements imposed upon it by the NYSE MKT, the Securities Act and the Exchange Act as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectuses.

(z)

Canadian Securities Laws. The Company will use commercially reasonable efforts to comply with all requirements imposed upon it by the TSX and Canadian Securities Laws as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectuses.

(aa)

No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Act) approved in advance by the Company and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor the Company (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Act), required to be filed by it with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Shares hereunder.

(bb)	Sarbanes-Oxley Act. The Company and the Subsidiaries will use commercially reasonable efforts to comply with all effective applicable provisions of the Sarbanes- Oxley Act.

(cc)

Consent to the Agents’ Trading. The Company consents to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the TSX and the NYSE MKT and this Agreement, to the Agents trading in the Shares of the Company: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts provided that no such purchase or sale shall take place while a Placement Notice is in effect, unless the Company has expressly authorized or consented in writing to any such trades by the Agents.

(dd)

Actively-Traded Security. The Company shall notify the Agents at any time the Shares become an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule. Furthermore, the Company shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Shares having once qualified for such exemption, cease to so qualify.

(ee)

PFIC Status. For each taxable year after 2015 in which the Company determines it is a “passive foreign investment company” as defined in Section 1297 of the Code, the Company will provide to holders of Shares that are U.S. taxpayers upon written request, or post on the Company’s website, the required information to enable such holders to make a qualified electing fund election under Section 1295 of the Code and the Treasury Regulations promulgated thereunder, and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement).

9.          Additional Representations and Covenants of the Company.

(a)	Issuer Free Writing Prospectuses.

(i)

The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the Commission or retained by the Company under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Company agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending.

(ii)

The Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectus. In addition, no Issuer Free Writing Prospectus, if any, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii)

The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectus or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(b)

Non-Issuer Free Writing Prospectus. The Company consents to the use by the Agents of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the preliminary terms of the Shares or their offering, or information permitted under Rule 134 under the Securities Act; provided that the Agents covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Company thereunder, but for the action of the Agents.

(c)

Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any offering materials in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a)(i) above).

10.          Conditions to the Agents’ Obligations. The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein and in the applicable Placement Notices, to the due performance by the Company of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)

Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the satisfaction of the Agents and the Agents’ counsel and the Exemption shall remain in full force and effect without amendment.

(b)

Registration Statement Effective. The Registration Statement shall have become effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c)

No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d)

No Misstatement or Material Omission. The Agents shall not have advised the Company that the Registration Statement or the Prospectuses, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agents’ opinion is material, or omits to state a fact that in the Agents’ opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(e)

Material Changes. Except as contemplated and appropriately disclosed in the Prospectuses, or disclosed in the Company’s reports filed with the Commission and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized share capital of the Company, or any development that causes or could reasonably be expected to cause a Material Adverse Effect, or a downgrading in or withdrawal of the rating assigned to any of the Company’s securities by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities, the effect of which, in the sole judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(f)

Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(q) on or before the date on which delivery of such certificate is required pursuant to Section 8(q).

(g)

Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant Section 8(r) on or before the date on which such delivery of such opinions are required pursuant to Section 8(r). In addition, the Agents shall have received the negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Agents, on such dates.

(h)

Comfort Letters. The Agents shall have received the Comfort Letter required to be delivered pursuant Section 8(s) on or before the date on which such delivery of such letter is required pursuant to Section 8(s).

(i)	Title Opinions. The Agents shall have received the opinions to be delivered pursuant to Section 8(t) on or before the date on which such delivery of such opinions is required pursuant to Section 8(t).

(j)

Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the NYSE MKT and the TSX, or (ii) the Company shall have filed an application for listing of the Placement Shares on the NYSE MKT and the TSX at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such markets.

(k)

Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 8(q), the Company shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request. All such certificates, letters and other documents will be in compliance with the provisions hereof. The Company will furnish the Agents with such conformed copies of such certificates, letters and other documents as the Agents shall reasonably request.

(l)

Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10, the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Securities Act and Canadian Securities Laws.

(m)	No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 13(a).

(n)	FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

11.          Indemnification and Contribution.

(a)

Company Indemnification. The Company will indemnify and hold harmless the Agents, their respective directors, officers, employees, agents, advisors and representatives and each person, if any, who controls the Agents against any losses, claims, damages or liabilities, joint or several, to which the Agents or controlling person may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a misrepresentation as defined under Canadian Securities Laws or an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Prospectuses, the Disclosure Package, or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d), or any amendment or supplement to the Registration Statement, the Prospectuses or the Disclosure Package, or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Placement Shares under the securities laws thereof or filed with the Commission or the Canadian Qualifying Authorities, or arise out of or are based upon the omission or alleged omission to state in the Registration Statement, the Prospectus, the Disclosure Package, or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d), or any amendment or supplement to the Registration Statement, the Prospectus, or the Disclosure Package or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Placement Shares under the securities laws thereof or filed with the Commission or the Canadian Qualifying Authorities a material fact required to be stated in it or necessary to make the statements in it not misleading, and will reimburse the Agents for any reasonable legal expenses of counsel for the Agents and one set of local counsel in each applicable jurisdiction for the Agents, and for other expenses reasonably incurred by the Agents in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Prospectuses or the Disclosure Package or any such amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by and through the Agents expressly for use therein.

(b)

Agents’ Indemnification. The Agents severally and not jointly will indemnify and hold harmless the Company and its directors and each officer that signed the Canadian Prospectus Supplement or the Registration Statement against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon a misrepresentation as defined under Canadian Securities Laws or an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendments thereto), the Prospectuses (or any amendment or supplement thereto), the Disclosure Package or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact, in the case of the Registration Statement or any amendment thereto, required to be stated therein or necessary to make the statements therein not misleading and, in the case of the Prospectuses or any supplement thereto, the Disclosure Package or the Issuer Free Writing Prospectus, necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement (or any amendments thereto), the Prospectuses (or any amendment or supplement thereto), the Disclosure Package, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by and through the Agents expressly for use therein; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred. The Company acknowledges that the statements set forth (i) the list of Agents and their respective participation in the sale of the Placement Shares; (ii) the sentences related to the Agents not authorizing any other person to provide investors with different information; (iii) the paragraph related to stabilization; and (iv) the sentence related to the decision to act as an agent in connection with the sale of Offered Shares in the Prospectuses constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Prospectuses or any Issuer Free Writing Prospectus.

(c)

Procedure. Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, promptly notify such indemnifying party in writing of the institution of such proceeding, and provide copies of all documents served on the indemnified party and such indemnifying party may, at its option, assume the defense of such proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses; provided, however, that the failure to so notify such indemnifying party shall not relieve such indemnifying party from any liability which such indemnifying party may have to any indemnified party or otherwise, except, the indemnifying party’s liability will be reduced to the extent that such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. (The indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such proceeding or the indemnifying party shall not have, within a reasonable period of time in light of the circumstances, employed counsel to defend such proceeding or such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from, additional to or in conflict with those available to such indemnifying party (in which case such indemnifying party shall not have the right to direct the defense of such proceeding on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by such indemnifying party and paid as incurred (it being understood, however, that such indemnifying party shall not be liable to the expenses of more than one separate counsel (in addition to any local counsel) in any one proceeding or series of related proceedings in the same jurisdiction representing the indemnified parties who are parties to such proceeding). No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party. No indemnifying party shall be liable for any settlement of any action or claim affected without its written consent, which consent shall not be unreasonably withheld.

(d)

Contribution. If the indemnification provided for in this Section 11 is unavailable to or is insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other from the offering of the Placement Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Agents on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Agents on the other shall be deemed to be in the same proportion as the total net proceeds from the Offering (before deducting expenses) received by the Company, bear to the total underwriting discounts, commissions and other fees received by the Agents. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Agents on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Agents agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), the Agents shall not be required to contribute any amount in excess of the amount by which the total price at which the Placement Shares distributed to the public by it were offered to the public exceeds the amount of any damages which the Agents have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)

Obligations. The obligations of the Company under this Section 11 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Agents within the meaning of the Securities Act; and the obligations of the Agents under this Section 11 shall be in addition to any liability which the Agents may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Securities Act.

12.          Representations and Agreements to Survive Delivery. All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

13.          Termination.

(a)

The Agents shall have the right to terminate this Agreement at any time by giving notice as hereinafter specified if (i) any Material Adverse Effect has occurred, or any development that is reasonably expected to cause a Material Adverse Effect has occurred or any other event has occurred which, in the sole judgment of the Agents, may materially impair the Agents’ ability to proceed with the offering to sell the Shares, (ii) the Company shall have failed, refused or been unable, at or prior to any Settlement Date, to perform any agreement on its part to be performed hereunder, (iii) any other condition of the Agents’ obligations hereunder is not fulfilled, (iv) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agents, impracticable or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (v) any suspension or limitation of trading in the Shares on the NYSE MKT or the TSX shall have occurred, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, the FINRA or any other governmental authority, or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or in Canada, or (vi) any banking moratorium has been declared by U.S. federal or New York authorities. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(j) (Expenses), Section 11 (Indemnification), Section 12 (Survival of Representations), Section 13(f) (Termination), Section 19 (Applicable Law; Consent to Jurisdiction) and Section 20 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If the Agents elect to terminate this Agreement as provided in this Section 13(a), the Agents shall provide the required notice as specified in Section 14 (Notices).

(b)

The Company shall have the right to terminate this Agreement in its sole discretion at any time by giving ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(j), Section 11, Section 12, Section 13(f), Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(c)

In addition to, and without limiting the Agents’ rights under Section 13(a), the Agents shall have the right to terminate this Agreement in their sole discretion at any time after the date of this Agreement by giving ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(j), Section 11, Section 12, Section 13(f), Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(d)

Unless previously terminated pursuant to this Section 11, this Agreement shall automatically terminate upon the earlier of (i) February 11, 2018 and (ii) the issuance and sale of all the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided that any such termination shall in all cases be deemed to provide that Section 8(i), Section 11, Section 12, Section 13(f), Section 18 and Section 19 shall remain in full force and effect.

(e)

This Agreement shall remain in full force and effect unless terminated pursuant to Sections 13(a), 13(b), 13(c) or 13(d) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Section 8(i), Section 11, Section 12, Section 13(f), Section 18 and Section 19 shall remain in full force and effect.

(f)

Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(g)

In the event that the Company terminates this Agreement, as permitted under Section 13(b), the Company shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agents in connection with any sale of securities of the Company or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Company shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

14.          Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

Canaccord Genuity Corp.
609 Granville Street, Suite 2100
Vancouver, BC V7Y 1H2

Attention:	Gunnar Eggertson
Email:	[redacted]

-and-

HSBC Securities (Canada) Inc.
Suite 900, 70 York Street
Toronto, ON M5J 2S9

Attention:	Jay Lewis
Email:	[redacted]

-and-

HSBC Securities (USA) Inc.
452 Fifth Avenue,
New York, New York, 10018

Attention:	Adam Hendley and Jeff Nicklas
Email:	[redacted]

With a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:	Bob Wooder
Email:	[redacted]

-and-

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, ON M5K 1JS

Attention:	Riccardo Leofanti
Email:	[redacted]

or if sent to the Company, shall be delivered to:

B2Gold Corp.
Suite 3100, 595 Burrard Street
PO Box 49143
Vancouver, BC V7X 1J1

Attention:	Roger Richer
Email:	[redacted]

With a copy to:

Lawson Lundell LLP
925 West Georgia Street, Suite 1600
Vancouver, BC V6C 3L2

Attention:	Stuart Breen
Email:	[redacted]

-and-

Dorsey & Whitney LLP
701 5th Avenue, Suite 6100
Seattle, WA 98104

Attention:	Christopher Doerksen
Email:	[redacted]

Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail (with an original to follow) on or before 4:30 p.m., pacific time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, “Business Day” shall mean any day on which the NYSE MKT and TSX are open for business.

15.          Knowledge. All references in this Agreement to the knowledge of the Company means the actual knowledge of the Chief Executive Officer and the Senior Vice President and Chief Financial Officer of the Company, after making diligent inquiry of the appropriate officers or senior employees of the Company, as reasonably necessary to inform themselves of the relevant matters.

16.          Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 11 hereof. References to any of either of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party, provided, however, that the Agents may assign their rights and obligations hereunder to their respective affiliates without obtaining the Company’s consent.

17.          Adjustments for Stock Splits. The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

18.          Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and placement notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.          Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts of the Province of British Columbia, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

20.          Waiver of Jury Trial. The Company and the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21.          Absence of Fiduciary Duties. The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Company to provide, and have not provided, financial advisory services in connection with the terms of the offering and sale of the Shares nor have the Agents assumed at any time a fiduciary relationship to the Company in connection with such offering and sale. The parties also acknowledge that the provisions of this Agreement fairly allocate the risks of the transactions contemplated hereby among them in light of their respective knowledge of the Company and their respective abilities to investigate its affairs and business in order to assure that full and adequate disclosure has been made in the Registration Statement and the Prospectus (and any amendments and supplements thereto). The Company hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of Company.

22.          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Very truly yours,

B2GOLD CORP.

By:	/s/ Michael Cinnamond
Name: Michael Cinnamond
Title: Senior VP Finance and CFO

ACCEPTED as of the date first-above written:

CANACCORD GENUITY CORP.

By:	/s/ Gunnar Eggertson
Name: Gunnar Eggertson
Title: Managing Director, Investment Banking & Head of Mining - Canada

CANACCORD GENUITY INC.

By:	/s/ Dan Coyne
Name: Dan Coyne
Title: Senior Managing Director & Head of U.S. Investment Banking

HSBC SECURITIES (CANADA) INC.

By:	/s/ Jay Lewis
Name: Jay Lewis
Title: Managing Director and Head of
Equity Capital Markets

HSBC SECURITIES (USA) INC.

By:	/s/ Jeffrey Nicklas
Name: Jeffrey Nicklas
Title: Director of Equity Capital Markets Americas

[Signature page to Equity Distribution Agreement]

SCHEDULE 1

The Authorized Representatives of the Company are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Clive Johnson	[redacted]	Office: [redacted] Cell:
Mike Cinnamond	[redacted]	Office: [redacted] Cell:

The Authorized Representatives of Canaccord are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Gunnar Eggertson Managing Director, Investment Banking & Head of Mining - Canada	[redacted]	Office: [redacted] Cell: [redacted]
Ron Sedran Managing Director, ECM	[redacted]	Office: [redacted] Cell: [redacted]
Darren Hunter Managing Director, Global Head Canadian Equity Trading	[redacted]	Office: [redacted] Cell:

The Authorized Representatives of HSBC are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Jay Lewis Managing Director and Head of Equity Capital Markets	[redacted]	Office: [redacted] Cell: [redacted]
Adam Hendley Managing Director, Head of Mining and Metals – US, Canada and Latin America, Global Banking and Markets	[redacted]	Office: [redacted] Cell: [redacted]
Jeff Nicklas Director of Equity Capital Markets Americas	[redacted]	Office: [redacted] Cell: [redacted]

SCHEDULE 2

Subsidiaries	Jurisdiction of Incorporation
B2Gold Corp.	BC
B2Gold Mining Investments Limited	Mauritius
B2Gold Namibia Minerals (Proprietary) Limited (Namibia)	Namibia
(formerly Auryx Minerals Exploration (Proprietary) Limited
(Namibia))
B2Gold Namibia (Proprietary) Limited (Namibia) (formerly	Namibia
Auryx Gold (Namibia) (Proprietary) Limited. (Namibia))
B2Gold Namibia Property (Proprietary) Limited (Namibia)	Namibia
(formerly Auryx Property Holdings (Proprietary) Limited
(Namibia))
Central American Mine Holdings Limited	Belize
Central Asia Gold Limited	Bahamas
Central Sun Mining Investments Corp.	Cayman Islands
CGA Financing Company B.V.	The Netherlands
CGA Financing Holding Company B.V.	The Netherlands
Desarrollo Minero De Nicaragua, S.A.	Nicaragua
Fekola S.A.	Mali
Filminera Resources Corporation	Philippines
Mali Mining Investments Limited	BVI
Philippine Gold Limited	UK
Philippine Gold Processing & Refining Corp.	Philippines
Songhoi Resources SARL	Mali
Teal Exploration & Mining Investments Holdings (Pty) Ltd.	Mauritius Branch
Teal Exploration & Mining Investments Holdings (Pty) Ltd.	South Africa
Teal Namibia (B) Inc.	Barbados
Zoom Minerals Holding Inc.	Philippines

EXHIBIT A

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of B2Gold Corp. (“Company”), a company incorporated under the Business Corporations Act (British Columbia), do hereby certify in such capacity and not in my personal capacity, on behalf of the Company pursuant to Section 8(q) of the Equity Distribution Agreement dated August 11, 2016 (the “Distribution Agreement”) among the Company, Canaccord Genuity Corp., Canaccord Genuity Inc., HSBC Securities (Canada) Inc. and HSBC Securities (USA) Inc. and without personal liability, that, to the best of my knowledge that:

(i)     Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, the representations and warranties of the Company in Section 7 of the Distribution Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects, as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)     The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Date: ____________________________	By:
Name:
Title: